Exhibit 99.1

First Meeting of the GDF SUEZ Board of Directors

The first meeting of the GDF SUEZ Board of Directors was held today to review and approve the appointments of Gérard Mestrallet, Chairman and Chief Executive Officer of GDF SUEZ, and Jean-François Cirelli, Vice Chairman and President of GDF SUEZ.

The Board also reviewed and approved the appointments of Directors to memberships in the five Board Committees:

•	The Audit Committee:

Mr. Aldo Cardoso, Chairman

Mr. Jacques Lagarde

Mr. Thierry de Rudder

Mr. Edouard Vieillefond

•	The Strategy and Investments Committee:

Mr. Jacques Lagarde, Chairman

Mrs. Anne Lauvergeon

Mr. Pierre-Franck Chevet

Mr. Thierry de Rudder

Mr. Edouard Vieillefond

•	The Appointments Committee:

Mr. Jean-Louis Beffa, Chairman

Mr. René Carron

Mr. Etienne Davignon

Mr. Paul Desmarais

Mr. Xavier Musca

•	The Compensation Committee:

Mr. David Simon of HIghbury, Chairman

Mr. Jean-Louis Beffa

Mr. Etienne Davignon

Mr. Paul Desmarais

Mr. Jean-Cyril Spinetta

•	The Committee for Ethics, Environment and Sustainable Development:

Mr. Edmond Alphandéry, Chairman

Mme Anne Lauvergeon

Mr. Jean-Paul Bailly

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

GDF SUEZ Contacts:

Press Tel: +33 1 4754 2435 press@gdfsuez.com	Investor Relations Tel: +33 1 4006 6489 e-mail: arnaud.erbin@gdfsuez.com